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                                                                     Exhibit 6.3

Agreement of Contract

Entered into this 16/th/ day of July, 1999


Between

Thermal Ablation Technologies Corp ("Thermal")

And

Michael Jackson and Charlo Barbosa ("Management")

Whereas

 .    Thermal has changed its business focus to become an Internet marketing and entertainment public company which requires management to achieve its objectives

 .    Michael and Charlo have the expertise to manage the affairs of the company and develop Thermals business plan

Now therefore, for valuable consideration given and received and for their mutual covenants, the parties agree as follows

1. Thermal has agreed to employ Management to operate the company on a day to day basis which will include the management of the Public company, its filings and accounting and its public relations. It will include creating an opt-in advertising program, establishing retail affiliations for e-commerce retail sales and setting up an Internet Portal for Poker.com, as well as the acquisition of sub-licensing agreements to enable Thermal to act as re-sellers of gaming software.

2. Management has agreed to accept the appointment and will undertake the responsibilities set out in para 1 above.

3. The term of the contract shall be for 12 months and shall automatically be renewed annually unless cancelled at the end of any term

4. Management shall be entitled to remuneration based on 5% of the gross revenue earned by Thermal or $5,000 p.m whichever is the greater. Payment shall be made monthly in arrears.

5. Thermal shall be responsible for all expenses incurred by management including, office, staff, telephones, fax, internet access, travel, entertainment, advertising and third party
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     expenses including legal, accounting, investor relations, printing and, notwithstanding the foregoing, all other expenses associated with the management and operation of Thermal from a corporate and a business standpoint.

6. Management shall be issued 100,000 options each at $1.00 per share and may at their discretion request the Board top authorize the issue of options as to employees or contractors under the NASD rules.

7. Thermal is aware that Mr Barbosa is President and a control shareholder of Virtualynx Internet Inc ("Virtualynx") which is a web-hosting company and will continue to operate virtualynx but will spend that amount of time as is required to manage Thermal as President. Mr Barbosa has interests in other business operations which he will continue. Parties acknowledge that there is no conflict of interest as Virtualynx is synergistic to Thermal's operations.

8. Thermal is aware that Mr Jackson is Present of UniNet Capital Corporation and Hillcon Developments Ltd an Investment Banking and Real Estate Development company respectively, and will continue to operate those two companies but will spend that amount of time as is required to manage Thermal as Secretary. Parties acknowledge that there is no conflict of interest.

9. Thermal is aware that management will receive 250,000 restricted shares from UniNet Technologies Inc. for `finding' and structuring the purchase of the url/domain Poker.com.


     /s/ Charlo Barbosa                       /s/ Charlo Barbosa
     ----------------------------------       ---------------------------------
     Thermal Ablation Technologies Corp       Charlo Barbosa



     /s/ Michael Jackson                      /s/ Michael Jackson
     ----------------------------------       ---------------------------------
     Thermal Ablation Technologies Corp       Michael Jackson